UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13 D
(Initial Filing)
Under the Securities Exchange Act of 1934

INTEGRAL VISION, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

45811H106
(CUSIP Number)

Charles J. Drake
Chairman
Integral Vision, Inc.
49113 Wixom Tech Drive,
Wixom, Michigan 48393
          (248) 668-9230
(Name, Address, & Telephone number of person authorized
to receive notices and communications)

September 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

CUSIP Number: 45811H106

(1) Names of reporting persons: Charles J. Drake

(2) Check the appropriate box if a member of a group
(a) N/A
(b) N/A

(3) SEC use only

(4)  Source of funds: PF and SC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): N/A

(6) Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power: 2,945,803

(8) Shared Voting Power: N/A

(9) Sole Dispositive Power: 3,445,803

(10) Shared Dispositive Power: N/A

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 4,445,803

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A

(13) Percent of Class Represented by Amount in Row (11): 14%

(14) Type of Reporting Person: IN

2

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Integral Vision, Inc (the “Company”).  The principal business address of the Company is 49113 Wixom Tech Drive, Wixom, MI 48393.

Item 2. Identity and Background.

The person filing this statement is Charles J. Drake whose principal business address is 49113 Wixom Tech Drive, Wixom, MI  48393.

Charles J. Drake is the Chairman and Chief Executive Officer of the Company.

During the last five years, Charles J. Drake has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were acquired at various times as follows:

•	500,000 shares were acquired on May 16, 2008 through Incentive Stock Options vesting May 1, 2009;
•	500,000 shares were acquired on September 17, 2008 as non-qualified options vested 9/17/2008;
•	500,000 shares were acquired on September 17, 2008 as a grant vesting 1/1/2009;
•	500,000 shares were acquired on September 17, 2008 as a grant vesting upon the repayment of Class 2 Notes;
•	2,045,803 shares were acquired in March and April of 2004 through the exercise of warrants associated with certain Class 2 Notes and the conversion of Class 3 Notes; and
•	400,000 shares were acquired in August of 2001 as a grant.

Item 4. Purpose of Transaction.

All shares were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

Charles J. Drake beneficially owns 4,445,803 shares or approximately 14.0% of the outstanding Common Stock and has sole power to dispose of or to direct the disposition of 2,945,803 shares or approximately 9.8% of the outstanding Common Stock. Charles J. Drake has the sole power to vote or to direct the vote of 3,445,803 shares or approximately 11.2% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company has a Restricted Stock Agreement with Charles J. Drake which grants him 1,000,000 shares of the Company’s common stock, 500,000 of which vest on January 1, 2009 and 500,000 of which vest on the payment of certain Class 2 Notes. Mr. Drake has the right to vote such shares prior to vesting.  Any non-vested restricted shares will be forfeited if Mr. Drake’s employment with the Company is terminated.

The Company has a Non-Qualified Stock Option Agreement with Charles J. Drake which grants him the option to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.30 per share beginning on September 17, 2008 and ending on September 16, 2018.  If Mr. Drake breaches the terms of any confidentiality, non-competition, non-solicitation or patent assignment agreement, whether employed by the Company at the time or not, any unexercised options will be forfeited.

3

The Company has an Incentive Stock Option Agreement with Charles J. Drake which grants him the option to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.172 per share beginning May 1, 2009 and ending May 15, 2018.  If Mr. Drake breaches the terms of any confidentiality, non-competition, non-solicitation or patent assignment agreement, whether employed by the Company at the time or not, any unexercised options will be forfeited.

Item 7. Material to be Filed as Exhibits.

The following material as described in Item 6: Restricted Stock Agreement; Non-Qualified Stock Option Agreement; and Incentive Stock Option Agreement.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2008	By:	/s/ Charles J. Drake
CHARLES J. DRAKE

5

EXHIBIT A
RESTRICTED STOCK AGREEMENT

This Restricted Stock Agreement is entered into by and between Integral Vision, Inc. ("Company"), and Charles J. Drake, the Company's Chairman and Chief Executive Officer ("Executive"), effective on this ___ day of September, 2008.

Background

The Company wishes to provide incentives to recognize and reward the Executive, whose performance, contributions, and skills will be critical to the Company's success, by aligning his interests more closely with those of the Company's shareholders. For this purpose, the Compensation Committee of the Company's Board of Directors ("Committee") has granted the Executive restricted shares of the Company's Common Stock pursuant to the terms of the Integral Vision, Inc. 2008 Equity Incentive Plan ("Plan") and this Agreement.

In consideration of the premises, the Company and the Executive agree as follows:

Agreement

1. Grant. The Company hereby grants the Executive 1,000,000 whole shares of the Company's common stock, which shares ("Restricted Shares") shall be subject to the terms, conditions, and restrictions specified in this Agreement and the Plan.

2. Closing. The transfer of the Restricted Shares ("Closing") shall occur simultaneously with the execution of this Agreement. Concurrently with the execution of this Agreement, (i) the Company shall deliver to the Executive a certificate, registered in the Executive's name, representing the Restricted Shares, and (ii) the Executive shall deliver to the Company a duly executed stock power, endorsed in blank, relating to the Restricted Shares.

3. Custody. The Executive understands that, although the certificates representing the Restricted Shares shall be registered in the Executive's name, all such certificates (other than for Restricted Shares that have vested) shall be deposited, together with the stock power executed by the Executive, in proper form for transfer, with the Company. The Company is hereby authorized to effectuate the transfer into its name of all certificates representing the Restricted Shares that are forfeited to the Company pursuant to paragraph 6 of this Restricted Stock Agreement. Following the vesting of all Restricted Shares subject to this Agreement, or earlier, if requested by the Executive, the Company shall issue an appropriate certificate for those Restricted Shares that have become vested.

4. Nontransferability of Restricted Shares. Until such time as the Restricted Shares become vested, the Executive shall not have any right to sell, transfer, pledge, hypothecate, or otherwise dispose of the Restricted Shares. The Executive represents and warrants to the Company that he shall not sell, transfer, pledge, hypothecate, or otherwise dispose of the Restricted Shares in violation of applicable securities laws or the provisions of this Agreement. Except as expressly provided in this Agreement, all non-vested Restricted Shares shall be forfeited upon the termination of the Executive's employment with the Company.

5. Vesting. The Executive's interest in the Restricted Shares shall vest and become nonforfeitable as follows, provided that the Executive's employment with the Company has not terminated before the applicable vesting date: (i) the Executive's interest in 500,000 of the Restricted Shares shall vest and become non-forfeitable on January 1, 2009; and (ii) the Executive's interest in the remaining 500,000 Restricted Shares shall vest and become nonforfeitable upon retirement of the Class 2 Notes per section 8.11 of the 5th Amended Note and Warrant Purchase Agreement.

6. Forfeiture. If the Executive's employment with the Company terminates before his interest in the Restricted Shares becomes 100% vested, his interest shall not vest further, and his interest in the unvested portion of the Restricted Shares shall be immediately forfeited (effective as of the date of such termination of employment).

7. Voting and Other Rights. The Executive shall have all of the rights and status as a shareholder of the Company with respect to the Restricted Shares, including the right to vote any and all Restricted Shares and to receive dividends or other distributions thereon, regardless of whether such Restricted Shares are vested, until the earlier of the date on which such Restricted Shares are forfeited as provided herein or the date on which the Executive ceases to own such shares. The Executive understands that the grant of Restricted Shares to him under this Agreement does not confer upon him any right to continue as an employee of the Company.

8. Investment Representations. The Executive represents and warrants to the Company that he is acquiring the Restricted Shares for his own account for investment and not with a view to or for resale in connection with any distribution of the Restricted Shares and that he has no present intention of distributing or reselling the Restricted Shares. The Executive acknowledges that the certificate or certificates representing the Restricted Shares shall bear an appropriate legend relating to restrictions on transfer.

9. Adjustments for Changes in Capitalization of the Company. In the event of any change in the outstanding shares of common stock of the Company prior to the lapsing of the restrictions associated with the Restricted Shares by reason of any reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation, or any change in the corporate structure of the Company or in the shares of common stock, the number and class of the Restricted Shares shall be appropriately adjusted by the Company, in its sole discretion, whose determination shall be conclusive.

10. Securities Laws. The Executive understands that applicable securities laws may restrict the right of the Executive to dispose of any Restricted Shares that the Executive may acquire hereunder and govern the manner in which such Restricted Shares may be sold. The Executive shall not offer, sell, or otherwise dispose of any of the Restricted Shares in any manner that would (i) require the Company to file any registration statement with the Securities Exchange Commission (the "SEC"), (ii) require the Company to amend or supplement any registration statement that the Company may at any time have on file with the SEC, or (iii) violate the 1933 Act or any other state or federal law.

11. Withholding Taxes. If the grant or other transfer of the Restricted Shares, or the vesting of the Restricted Shares, results in taxable compensation income to the Executive, the Executive hereby authorizes the Company to collect any withholding taxes from the Executive by payroll deduction or, if that is not possible, the Executive agrees to make direct payment of the applicable taxes to the Company.

2

12. Integration. This Agreement supersedes any and all prior and/or contemporaneous agreements, either oral or in writing, between the parties hereto with respect to the subject matter hereof. Each party to this Agreement acknowledges that no representations, inducements, promises, or other agreements, oral or otherwise, have been made by any party, or anyone acting on behalf of any party, pertaining to the subject matter hereof, which are not embodied herein, and that no prior and/or contemporaneous agreement, statement or promise pertaining to the subject matter hereof that is not contained in this Agreement shall be valid or binding on either party.

13. Successors. This Agreement shall be binding upon and inure to the benefit of any successor of the Company and any successors, assigns or estate of the Executive including his executors, administrators, and trustees.

14. Amendment. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is in writing and signed by the party against whom such modification, waiver or discharge is sought to be enforced.

15. Governing Law. The validity, interpretation, construction and performance of this Agreement will be governed by and construed in accordance with the substantive laws of the State of Michigan, without giving effect to the principles of conflict of laws of such State.

16. Binding Agreement. By signing below, the Company and the Executive agree to be bound by the terms and conditions of this Stock Agreement.

IN WITNESS WHEREOF, the Company and the Executive have executed this Restricted Stock Agreement, effective on the date specified in the first paragraph hereof.

INTEGRAL VISION, INC.

By:
Charles J. Drake		Mark R. Doede, President and Chief Operating Officer

3

EXHIBIT C
INTEGRAL VISION, INC.
STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (“Agreement”) is entered into by and between Integral Vision, Inc. (“Company”) and Charles J. Drake (“Optionee”), effective as of September __, 2008.

1. Option Grant. By action of the Compensation Committee of its Board of Directors, the Company has granted to the Optionee the following option ("Option") to purchase shares of the Company's common stock pursuant to the Integral Vision, Inc. 2008 Equity Incentive Plan (“Plan”):

(a) Grant Date: September __, 2008

(b) Type of Option: Nonqualified Stock Option

(c) Shares Subject to Option: 500,000 Shares

(d) Exercise Price: $____ per Share

(e) Termination Date: September 16, 2018

The Option is subject to the terms and conditions of this Agreement and the Plan. For purposes of this Agreement, all capitalized terms not otherwise defined herein shall have the meanings specified in the Plan. Under no circumstances may the Optionee exercise the Option with respect to one or more Shares before returning a signed copy of this Agreement to the Company's President.

2. Incentive Stock Option Treatment. The Option is not intended to qualify as an Incentive Stock Option.

3. Vesting and Exercisability. The Option shall be vested and exercisable with respect to all Shares subject to the Option as of the Grant Date.

4. Exercise of Option. To the extent that the Option is vested and exercisable under the provisions of the Plan and this Agreement, the Optionee may exercise the Option with respect to some or all of the Shares subject to the Option. To exercise an Option, the Optionee (or such other person specified in the Plan) must deliver the following to the Company's President at the Company's principal executive offices:

(a) a written notice of exercise that identifies this Agreement, the type of Option to be exercised, and states the number of Shares to be purchased;

(b) the Optionee's agreement to notify the Company' President in writing before disposing of Shares acquired pursuant to the Option within two years of the Grant Date;

(c) a check, cash, or such other lawful form of consideration as the Committee may approve in accordance with the Plan in the amount of the aggregate Exercise Price;

(d) a check or cash in the amount reasonably requested by the Company to satisfy the Company’s withholding obligations under federal, state, or other applicable tax laws with respect to the taxable income, if any, recognized by the Optionee in connection with the exercise, in whole or in part, of the Option (unless the Company and the Optionee shall have made other arrangements for deductions or withholding from the Common Shares acquired pursuant to the exercise of the Option or the wages, bonus, or other income paid to the Optionee by the Company); and

(e) any written representations and/or undertakings, in such form and substance as the Company may deem appropriate to assure compliance with all applicable legal and accounting requirements.

The Optionee must also perform any other acts necessary to register the Optionee as a shareholder of the Company, as reasonably requested by the Company.

5. Forfeiture Upon Prohibited Competition. If, during the Optionee's service for the Company or for any period thereafter during which the Optionee may exercise the Option, in whole or in part, the Optionee has breached the terms of any confidentiality, non-competition, non-solicitation or patent assignment agreement between Optionee and the Company, the Optionee shall forfeit all interest in the Option, notwithstanding the vesting provisions of the Plan or this Agreement.

6. Fractional Shares. Fractional share interests shall be disregarded but may be accumulated.

7. Continuance of Service. The Plan's vesting provisions require continued employment or service as an employee through each applicable vesting date as a condition of vesting. No further vesting will occur after the termination of the Optionee's service.

8. No Rights as a Shareholder. Neither the Optionee nor any other person shall have any right or privilege of a shareholder with respect to any Share subject to an Option until the issuance and delivery to him of a certificate evidencing the shares registered in his name. No adjustment will be made for dividends or other shareholder rights for which the record date precedes such date of delivery.

9. The Plan. The Option and all rights of the Optionee thereunder and/or hereunder are subject to, and the Optionee agrees to be bound by, all of the terms and conditions of the Plan, which terms and conditions are incorporated herein by reference. Unless otherwise expressly provided, provisions of the Plan that confer discretionary authority on the Board or the Committee do not (and shall not be deemed to) create any additional rights in the Optionee. If there is any conflict or inconsistency between the terms and conditions of this Agreement and of the Plan, the terms and conditions of the Plan shall govern. The Optionee acknowledges that he has received a complete copy of the Plan and agrees to be bound by its terms.

10. Investment Representations. In connection with his exercise of the Option, the Optionee shall, to the extent requested to do so by the Company, represent and warrant to the Company as follows:

(a) The Optionee is purchasing the Shares for his own account for investment only and not for resale or with a view to the distribution thereof;

(b) The Optionee has had the opportunity to obtain from the Company such information as is necessary to permit him to evaluate the merits and risks of his investment in the Company and has consulted with his own advisors with respect to such investment;

(c) The Optionee has sufficient experience in business, financial, and investment matters to be able to evaluate the risks involved in the purchase of the Shares and to make an informed investment decision with respect to such purchase;

(d) The Optionee can afford a complete loss of the value of the Shares and is able to bear the economic risk of holding the Shares for an indefinite period; and

(e) The Optionee understands that the Shares are not registered under federal or state securities laws and may not be sold or otherwise transferred or disposed of in the absence of an effective registration statement under federal and state securities laws (or exemptions from the registration requirements thereof). The Optionee further acknowledges that certificates representing the Shares will bear restrictive legends reflecting the foregoing.

11. Further Restrictions with Respect to Shares. Shares acquired pursuant to the Option may not be sold, assigned, transferred, pledged, hypothecated, given away, or in any other manner disposed of or encumbered, whether voluntarily or by operation of law, unless such transfer is in compliance with all applicable securities laws (including, without limitation, the Securities Act of 1933). In connection with any transfer of Shares, the Company may require the transferor to provide, at the transferor’s own expense, an opinion of counsel, satisfactory to the Company, that such transfer is in compliance with all applicable foreign, federal, and state securities laws. Any attempted disposition of the Shares not in accordance with the terms and conditions of this Section shall be null and void.

12. No Right to Continued Service. This Agreement does not confer on the Optionee any right to continued employment or service with the Company (or its parent or subsidiary) or interfere in any way with the right of the Company (or its parent or subsidiary) to terminate the Optionee's employment or service at any time.

13. Mutual Assurances. Each party hereto agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the intent of this Agreement.

14. Notices. Except as otherwise provided herein, all notices, requests, demands, and other communications under this Agreement shall be in writing, and if by telegram or facsimile, shall be deemed to have been validly served, given, or delivered when sent, or if by personal delivery or messenger or courier service, or by registered or certified mail, shall be deemed to have been validly served, given, or delivered upon actual delivery, at the following addresses and facsimile numbers (or such other addresses and facsimile numbers that a party may designate for itself by like notice):

If to the Optionee, to the Optionee’s most recent address or facsimile number reflected on the Company’s records.

If to the Company:

President
Integral Vision, Inc.
49113 Wixom Tech Drive
Wixom, MI 48393

15. Amendments. This Agreement may be amended only by a written agreement executed by both of the parties hereto. The Company may, however, unilaterally waive any provision hereof in writing to the extent that such waiver does not adversely affect the interests of the Optionee hereunder, but no such waiver shall operate as or be construed to be a subsequent waiver of the same provision or a waiver of any other provision hereof.

16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan without regard to conflict of law principles thereunder.

17. Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties pertaining to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, relating hereto.

18. Headings. Introductory headings at the beginning of a section and subsection of this Agreement are solely for the convenience of the parties and shall not be deemed to be a limitation upon or description of the contents of such section or subsection.

19. Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original and both of which, when taken together, shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Company and the Optionee have executed this Agreement as of the date first above written.

OPTIONEE:		Integral Vision, Inc.

By:
Signature		Signature

Printed Name		Printed Name and Title

EXHIBIT A
INTEGRAL VISION, INC.
INCENTIVE STOCK OPTION AGREEMENT

THIS INCENTIVE STOCK OPTION AGREEMENT (“Agreement”) is entered into by and between Integral Vision, Inc. (“Company”) and Charles J. Drake (“Optionee”), effective as of May 16, 2008.

1. Option Grant. By action of the Compensation Committee of its Board of Directors, the Company has granted the following option ("Option") to the Optionee pursuant to the Integral Vision, Inc. 2008 Equity Incentive Plan (“Plan”):

(a) Grant Date: May 16, 2008

(b) Type of Option: Incentive Stock Option

(c) Shares Subject to Option: 500,000 Shares

(d) Exercise Price: $0.172 per Share

(e) Termination Date: May 15, 2018

The Option is subject to the terms and conditions of this Agreement and the Plan. For purposes of this Agreement, all capitalized terms not otherwise defined herein shall have the meanings specified in the Plan. Under no circumstances may the Optionee exercise the Option with respect to one or more Shares before returning a signed copy of this Agreement to the Company's President.

2. Incentive Stock Option Treatment. The Option is intended to qualify as an Incentive Stock Option. The Optionee acknowledges that the Option will be treated as an Incentive Stock Option only to the extent that the requirements of Code Section 422 are satisfied. To satisfy these requirements, the Optionee may not dispose of Common Shares acquired pursuant to the Option until the later of (i) two years after the Grant Date or (ii) one year after exercise of the Option. In addition, to the extent that the Option is exercised more than three months after the Optionee's termination of employment (12 months in the case of "disability" within the meaning of Code Section 22(e)(3)), the Option will not be treated as an Incentive Stock Option.

3. Vesting and Exercisability. The Option shall become vested and exercisable on May 1, 2009; provided, however, the Committee may accelerate such vesting period, in its sole discretion.

4. Exercise of Option. To the extent that the Option is vested and exercisable under the provisions of the Plan and this Agreement, the Optionee may exercise the Option with respect to some or all of the Shares subject to the Option. To exercise an Option, the Optionee (or such other person specified in the Plan) must deliver the following to the Company's President at the Company's principal executive offices:

(a) a written notice of exercise that identifies this Agreement, the type of Option to be exercised, and states the number of Shares to be purchased;

(b) the Optionee's agreement to notify the Company' President in writing before disposing of Shares acquired pursuant to the Option within two years of the Grant Date;

(c) a check, cash, or such other lawful form of consideration as the Committee may approve in accordance with the Plan in the amount of the aggregate Exercise Price;

(d) a check or cash in the amount reasonably requested by the Company to satisfy the Company’s withholding obligations under federal, state, or other applicable tax laws with respect to the taxable income, if any, recognized by the Optionee in connection with the exercise, in whole or in part, of the Option (unless the Company and the Optionee shall have made other arrangements for deductions or withholding from the Common Shares acquired pursuant to the exercise of the Option or the wages, bonus, or other income paid to the Optionee by the Company); and

(e) any written representations and/or undertakings, in such form and substance as the Company may deem appropriate to assure compliance with all applicable legal and accounting requirements.

The Optionee must also perform any other acts necessary to register the Optionee as a shareholder of the Company, as reasonably requested by the Company.

5. Forfeiture Upon Prohibited Competition. If, during the Optionee's service for the Company or for any period thereafter during which the Optionee may exercise the Option, in whole or in part, the Optionee has breached the terms of any confidentiality, non-competition, non-solicitation or patent assignment agreement between Optionee and the Company, the Optionee shall forfeit all interest in the Option, notwithstanding the vesting provisions of the Plan or this Agreement.

6. Fractional Shares. Fractional share interests shall be disregarded but may be accumulated.

7. Continuance of Service. The Plan's vesting provisions require continued employment or service as an employee through each applicable vesting date as a condition of vesting. No further vesting will occur after the termination of the Optionee's service.

8. No Rights as a Shareholder. Neither the Optionee nor any other person shall have any right or privilege of a shareholder with respect to any Share subject to an Option until the issuance and delivery to him of a certificate evidencing the shares registered in his name. No adjustment will be made for dividends or other shareholder rights for which the record date precedes such date of delivery.

9. The Plan. The Option and all rights of the Optionee thereunder and/or hereunder are subject to, and the Optionee agrees to be bound by, all of the terms and conditions of the Plan, which terms and conditions are incorporated herein by reference. Unless otherwise expressly provided, provisions of the Plan that confer discretionary authority on the Board or the Committee do not (and shall not be deemed to) create any additional rights in the Optionee. If there is any conflict or inconsistency between the terms and conditions of this Agreement and of the Plan, the terms and conditions of the Plan shall govern. The Optionee acknowledges that he has received a complete copy of the Plan and agrees to be bound by its terms.

2

10. Investment Representations. In connection with his exercise of the Option, the Optionee shall, to the extent requested to do so by the Company, represent and warrant to the Company as follows:

(a) The Optionee is purchasing the Shares for his own account for investment only and not for resale or with a view to the distribution thereof;

(b) The Optionee has had the opportunity to obtain from the Company such information as is necessary to permit him to evaluate the merits and risks of his investment in the Company and has consulted with his own advisors with respect to such investment;

(c) The Optionee has sufficient experience in business, financial, and investment matters to be able to evaluate the risks involved in the purchase of the Shares and to make an informed investment decision with respect to such purchase;

(d) The Optionee can afford a complete loss of the value of the Shares and is able to bear the economic risk of holding the Shares for an indefinite period; and

(e) The Optionee understands that the Shares are not registered under federal or state securities laws and may not be sold or otherwise transferred or disposed of in the absence of an effective registration statement under federal and state securities laws (or exemptions from the registration requirements thereof). The Optionee further acknowledges that certificates representing the Shares will bear restrictive legends reflecting the foregoing.

11. Further Restrictions with Respect to Shares. Shares acquired pursuant to the Option may not be sold, assigned, transferred, pledged, hypothecated, given away, or in any other manner disposed of or encumbered, whether voluntarily or by operation of law, unless such transfer is in compliance with all applicable securities laws (including, without limitation, the Securities Act of 1933). In connection with any transfer of Shares, the Company may require the transferor to provide, at the transferor’s own expense, an opinion of counsel, satisfactory to the Company, that such transfer is in compliance with all applicable foreign, federal, and state securities laws. Any attempted disposition of the Shares not in accordance with the terms and conditions of this Section shall be null and void.

12. No Right to Continued Service. This Agreement does not confer on the Optionee any right to continued employment or service with the Company (or its parent or subsidiary) or interfere in any way with the right of the Company (or its parent or subsidiary) to terminate the Optionee's employment or service at any time.

13. Mutual Assurances. Each party hereto agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the intent of this Agreement.

3

14. Notices. Except as otherwise provided herein, all notices, requests, demands, and other communications under this Agreement shall be in writing, and if by telegram or facsimile, shall be deemed to have been validly served, given, or delivered when sent, or if by personal delivery or messenger or courier service, or by registered or certified mail, shall be deemed to have been validly served, given, or delivered upon actual delivery, at the following addresses and facsimile numbers (or such other addresses and facsimile numbers that a party may designate for itself by like notice):

If to the Optionee, to the Optionee’s most recent address or facsimile number reflected on the Company’s records.

If to the Company:

President
Integral Vision, Inc.
49113 Wixom Tech Drive
Wixom, MI 48393

15. Amendments. This Agreement may be amended only by a written agreement executed by both of the parties hereto. The Company may, however, unilaterally waive any provision hereof in writing to the extent that such waiver does not adversely affect the interests of the Optionee hereunder, but no such waiver shall operate as or be construed to be a subsequent waiver of the same provision or a waiver of any other provision hereof.

16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan without regard to conflict of law principles thereunder.

17. Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties pertaining to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, relating hereto.

18. Headings. Introductory headings at the beginning of a section and subsection of this Agreement are solely for the convenience of the parties and shall not be deemed to be a limitation upon or description of the contents of such section or subsection.

19. Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original and both of which, when taken together, shall constitute one and the same agreement.

4

IN WITNESS WHEREOF, the Company and the Optionee have executed this Agreement as of the date first above written.

OPTIONEE:	Integral Vision, Inc.

Signature	Signature

Printed Name	Printed Name and Title

5